SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Freshpet, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

358039105
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2022
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 22 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358039105	SCHEDULE 13D	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,568,787 Shares (including options to purchase 302,900 Shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,568,787 Shares (including options to purchase 302,900 Shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,568,787 Shares (including options to purchase 302,900 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 358039105	SCHEDULE 13D	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON DIANE DIETZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 78,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON JAMES LILLIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 48,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON TIMOTHY R. MCLEVISH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON DWYANE WADE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,292 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,292 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,292 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON CARSTEN CHARLES (“CC”) SABATHIA, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,046 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,046 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,046 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON GINGER GORDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,900 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,900 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,900 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D	Page 9 of 22 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares (“Shares”) of common stock, par value $0.001 per share, of Freshpet, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 400 Plaza Drive, 1st Floor, Seacaucus, New Jersey 07094.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) JANA Partners LLC, a Delaware limited liability company (“JANA”), (ii) Diane Dietz (whose legal name is Diane Dietz Suciu) (“Ms. Dietz”), (iii) James Lillie (“Mr. Lillie”), (iv) Timothy R. McLevish (“Mr. McLevish” and, together with Ms. Dietz and Mr. Lillie, the “Nominees”), (v) Dwyane Wade (“Mr. Wade”), (vi) Carsten Charles (“CC”) Sabathia, Jr. (“Mr. Sabathia” and, together with Mr. Wade, the “Advisors”) and (vii) Ginger Gorden (“Ms. Gorden” and, together with the Nominees and the Advisors, the “Reporting Persons”). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein (the “Principal”).

(b) The principal business address of JANA and the Principal is 767 Fifth Avenue, 8th Floor, New York, New York 10153. The principal business address of each of the Nominees is c/o JANA Partners LLC, 767 Fifth Avenue, 8th Floor, New York, New York 10153.

(c) The principal business of JANA and the Principal is investing for accounts under their management. The principal business of Ms. Dietz is serving as an investor and advisor in the consumer and retail sector after serving as President and CEO of Rodan & Fields, LLC, a premium skincare brand, and CMO of Safeway, Inc., a food and drug retailer. The principal business of Mr. Lillie is serving as a private investor after previously serving as CEO of Jarden Corporation, a consumer products company. The principal business of Mr. McLevish is as Managing Partner of Strategic Advisory Partners LLC, an investing and advisory business after previously serving as CFO of Kraft Foods Inc. and Kraft Foods Group, a packaged foods company, CFO of Carrier Global Corporation, an HVAC manufacturing company, and CFO at Walgreens Boots Alliance, Inc., a retail and drugstore company. The principal business of Mr. Wade is serving as CEO of Wade Enterprises, Inc., an owner of the Utah Jazz of the National Basketball Association, and founder of Wade Cellars after previously being a professional basketball player for 16 years in the National Basketball Association. The principal business of Mr. Sabathia is serving as Special Assistant to the MLB commissioner, Board Vice President of The Players Alliance and host of R2C2 podcast, after previously being a professional pitcher for 19 years in Major League Baseball. The principal business of Ms. Gorden is serving as CEO of the GD Group, Inc., a business management services company.

(d) None of the Reporting Persons nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 358039105	SCHEDULE 13D	Page 10 of 22 Pages

(f) JANA is a limited liability company organized in Delaware. Each of the Principal and the other Reporting Persons is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 4,568,787 Shares (including options to purchase 302,900 Shares) reported herein by JANA were acquired at an aggregate purchase price of approximately $188 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Ms. Dietz used a total of approximately $3 million in the aggregate to acquire the 78,000 Shares reported herein as beneficially owned by her.

Mr. Lillie used a total of approximately $2 million in the aggregate to acquire the 48,000 Shares reported herein as beneficially owned by him.

Mr. McLevish used a total of approximately $1 million in the aggregate to acquire the 24,000 Shares reported herein as beneficially owned by him.

Mr. Wade used a total of approximately $200 thousand in the aggregate to acquire the 6,292 Shares reported herein as beneficially owned by him.

Mr. Sabathia used a total of approximately $100 thousand in the aggregate to acquire the 3,046 Shares reported herein as beneficially owned by him.

Ms. Gorden used a total of approximately $80 thousand in the aggregate to acquire the 1,900 Shares reported herein as beneficially owned by her.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity. JANA, with the assistance of the other Reporting Persons, intends to have discussions with members of the Issuer’s board of directors (the “Board”) and management team regarding (i) evaluating the Issuer’s strategic value in a sale, capitalizing on interest in the category from significantly larger players with lower costs of capital, strong operational capabilities, global footprints and greater scale; (ii) capital allocation, including the Issuer’s capacity expansion initiatives; (iii) operations, fill rates, costs, free cash flow, brand building and margin execution; (iv) investor communication; (v) management; (vi) management compensation and incentives; and (vii) board composition and governance matters.

CUSIP No. 358039105	SCHEDULE 13D	Page 11 of 22 Pages

The Reporting Persons may also take other steps to increase stockholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer’s Shares, or grouping with any other party or parties to do so, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer’s assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Persons may seek to influence such actions through customary means including presenting their views for consideration to the Issuer, stockholders and other interested parties, privately or publicly, and, if necessary, through the exercise of their stockholder rights including the right to propose new directors for the Board.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment position in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and/or engaging in short selling of or hedging or similar transactions with respect to the Shares.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 47,820,427 Shares outstanding as of August 9, 2022, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 22, 2022.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 4,568,787 Shares (including options to purchase 302,900 Shares), representing approximately 9.6% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Dietz may be deemed to beneficially own 78,000 Shares, representing 0.2% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Lillie may be deemed to beneficially own 48,000 Shares, representing 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. McLevish may be deemed to beneficially own 24,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Wade may be deemed to beneficially own 6,292 Shares, representing less than 0.1% of the Shares outstanding.

CUSIP No. 358039105	SCHEDULE 13D	Page 12 of 22 Pages

As of the close of business on the date hereof, Mr. Sabathia may be deemed to beneficially own 3,046 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Gorden may be deemed to beneficially own 1,900 Shares, representing less than 0.1% of the Shares outstanding.

By virtue of the Nominee Agreements, the Special Advisor Agreements, and the Confidentiality Agreement (each as defined in Item 6 below), JANA, Ms. Dietz, Mr. Lillie, Mr. McLevish, Mr. Wade, Mr. Sabathia and Ms. Gorden may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 4,730,025 Shares (including options to purchase 302,900 Shares), representing approximately 9.9% of the outstanding Shares. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

(b) JANA has sole voting and dispositive power over the 4,568,787 Shares (including options to purchase 302,900 Shares), which power is exercised by the Principal. Ms. Dietz has sole voting and dispositive power over the 78,000 Shares beneficially owned by her. Mr. Lillie has sole voting and dispositive power over the 48,000 Shares beneficially owned by him. Mr. McLevish has sole voting and dispositive power over the 24,000 Shares beneficially owned by him. Mr. Wade has sole voting and dispositive power over the 6,292 Shares beneficially owned by him. Mr. Sabathia has sole voting and dispositive power over the 3,046 Shares beneficially owned by him. Ms. Gorden has sole voting and dispositive power over the 1,900 Shares beneficially owned by her.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 358039105	SCHEDULE 13D	Page 13 of 22 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Each of the Nominees has entered into a nomination agreement (collectively, the “Nominee Agreements”) with an affiliate of JANA (the “JANA Affiliate”) substantially in the form attached as Exhibit B to this Schedule 13D whereby the Nominees agreed to become members of a slate of nominees and stand for election as directors of the Issuer in connection with a proxy solicitation which may be conducted in respect of the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). Pursuant to the Nominee Agreement, the JANA Affiliate has agreed to pay the costs of soliciting proxies in connection with the 2023 Annual Meeting, and to defend and indemnify the Nominees against, and with respect to, any losses that may be incurred by the Nominees in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. Each of the Nominees received compensation under the Nominee Agreement in the amount of $60,000, and will receive an additional $120,000 in the event of his or her appointment or election. Each of the Nominees agreed to hold Shares with a market-value equal to $180,000 (adjusted for taxes) as of the date of his or her election or appointment (subject to certain exceptions), until the later of when he or she is no longer a director of the Issuer and three years (subject to certain exceptions). The foregoing summary of the Nominee Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Nominee Agreement, a copy of which is attached as Exhibit B and is incorporated by reference herein.

Each of the Advisors has entered into a special advisor agreement (each, individually, a “Special Advisor Agreement” and, collectively, the “Special Advisor Agreements”), JANA Affiliate, pursuant to which each of the Advisors will serve as special advisor to JANA in its review and analysis of the Issuer’s business, operations, marketing and strategy, and related services. Pursuant to each Special Advisor Agreement, each of the Advisors received compensation of $60,000, and each of the Advisors agreed to purchase Shares and hold such Shares until the earlier of (A) the conclusion of the 2023 Annual Meeting and (B) the termination of proxy solicitation efforts in respect of the 2023 Annual Meeting by JANA or any of its affiliates.

Ms. Gorden has entered into a confidentiality agreement the (“Confidentiality Agreement”) with the JANA Affiliate. Pursuant to the Confidentiality Agreement, Ms. Gorden has agreed to hold any securities of the Issuer she purchases prior to the end of the term of the Confidentiality Agreement until the earlier of (A) the conclusion of the 2023 Annual Meeting and (B) the termination of proxy solicitation efforts in respect of the 2023 Annual Meeting by JANA or any of its affiliates.

JANA beneficially owns 3,029 call options for 302,900 Shares with a strike price of $26.00 and which expire on November 18, 2022.

CUSIP No. 358039105	SCHEDULE 13D	Page 14 of 22 Pages

Except as otherwise set forth herein, and the joint filing agreement attached hereto as Exhibit C, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares of the Issuer During the Last 60 Days

Exhibit B:	Form of Nominee Agreement

Exhibit C:	Joint Filing Agreement, dated September 22, 2022

CUSIP No. 358039105	SCHEDULE 13D	Page 15 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2022

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

/s/ Diane Dietz
DIANE DIETZ

/s/ James Lillie
JAMES LILLIE

/s/ Timothy R. McLevish
TIMOTHY R. MCLEVISH

/s/ Dwyane Wade
DWYANE WADE

/s/ Carsten Charles “CC” Sabathia, Jr.
CARSTEN CHARLES “CC” SABATHIA, JR.

/s/ Ginger Gorden
GINGER GORDEN

CUSIP No. 358039105	SCHEDULE 13D	Page 16 of 22 Pages

EXHIBIT A

Transactions in the Shares of the Issuer by JANA and by each of the Nominees During the Last Sixty (60) Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

JANA

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

7/26/2022	120,038	46.47
7/27/2022	15,287	46.54
7/29/2022	(134,832)	52.98
8/1/2022	(113,313)	52.91
8/9/2022	505,000	49.49	49.26-50.03
8/17/2022	52,918	45.81	45.80-45.94
8/19/2022	106,544	45.65
8/22/2022	198,161	44.48	44.33-44.49
8/23/2022	37,117	45.92	45.68-46.06
8/26/2022	192,000	45.31	45.11-45.82
8/29/2022	155,793	44.99	44.97-45.10
8/30/2022	230,978	44.49	44.13-44.67
8/31/2022	154,300	43.97	43.96-43.98
9/1/2022	162,000	42.13	42.10-42.21
9/2/2022	108,381	41.65
9/6/2022	155,000	40.65
9/7/2022	10,000	40.48
9/7/2022	203,278	38.77	38.71-39.49
9/8/2022	71,731	38.41	38.09-38.42
9/12/2022	341,854	40.96	40.32-41.46
9/13/2022	220,954	41.54	40.73-41.82
9/14/2022	320,370	41.44	41.18-41.48
9/15/2022	264,827	42.20	42.00-42.39
9/16/2022	369,155	40.80	40.73-40.88
9/19/2022	125,000	40.55
9/20/2022	133,478	40.34	40.15-40.81
9/21/2022	45,087	41.18	41.07-41.27
9/21/2022	54,913	40.24
9/22/2022	47,048	38.64	38.41-38.91

CUSIP No. 358039105	SCHEDULE 13D	Page 17 of 22 Pages

Ms. Dietz

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

9/13/2022	28,000	41.57	41.41-41.75
9/14/2022	15,000	41.10	41.00-41.30
9/19/2022	5,000	40.65
9/20/2022	10,000	40.19
9/21/2022	20,000	40.89	40.55-41.23

Mr. Lillie

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

9/15/2022	24,000	42.03
9/20/2022	24,000	40.24

Mr. McLevish

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

9/19/2022	20,000	40.25	40.20-40.30
9/20/2022	4,000	40.00

Mr. Wade

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

9/21/2022	6,292	39.67

Mr. Sabathia

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

9/21/2022	3,046	41.12

Ms. Gorden

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

9/21/2022	1,900	40.09

CUSIP No. 358039105	SCHEDULE 13D	Page 18 of 22 Pages

Exhibit B

Form of Nominee Agreement

This Nomination Agreement (the “Agreement”) is by and between JANA Special Situations Management, LP (“JANA,” “we” or “us”) and [NAME] (“you”).
You agree that you are willing, should we so elect, to become a member of a slate of nominees (the “Slate”) of a JANA affiliate (the “Nominating Party”) which nominees shall stand for election as directors of Freshpet, Inc. (“FRPT”) in connection with a proxy solicitation (the “Proxy Solicitation”) which may be conducted in respect of the 2023 annual meeting of stockholders of FRPT (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”) or appointment or election by other means. You further agree to serve as a director of FRPT if so elected or appointed. JANA agrees on behalf of the Nominating Party to pay the costs of the Proxy Solicitation. JANA also agrees on behalf of the Nominating Party to pay you, (i) $60,000 within three (3) business days of the date hereof and (ii) in the event that you are elected or appointed as a director of FRPT, $120,000 within three (3) business days of such election or appointment, provided that to the extent that you do not own on the date of such election or appointment shares of common stock of FRPT (“Shares”) with a market value (based on the closing price of the Shares on the date of such election or appointment) equal to at least the estimated after-tax proceeds of $180,000 (assuming a combined federal, state and city tax rate of 45%, rounded to the nearest whole dollar), you agree to purchase an amount of Shares with a market value (based on the closing price of the Shares on the date of such election or appointment) equivalent to or greater than such after-tax amount within five (5) business days of receipt of such payment (or such longer period as may be required to comply with any legal or regulatory requirements or policies of the board of directors of FRPT (the “Board”)). You agree to hold any Shares purchased by you in accordance with this paragraph (and any other Shares purchased by you which were taken into account in satisfying the share ownership obligation set forth in the prior sentence) until at least the later of (A) the first date as of which you are no longer a director of FRPT and (B) three (3) years from the date of such appointment or election (or if earlier, the date of the consummation of any merger or sale of FRPT which has been approved if applicable by the Board and the holders of the requisite number of Shares).
JANA agrees on behalf of the Nominating Party that JANA will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof, (i) relating to your role as a nominee for director of FRPT on the Slate, or (ii) otherwise arising from or in connection with or relating to the Proxy Solicitation. Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof. Anything to the contrary herein notwithstanding, JANA is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate or for any actions taken by you as a director of FRPT, if you are elected. Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation, unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you knowingly provided false

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or misleading information, or willfully omitted material information, in the JANA Questionnaire (as defined below) or otherwise in connection with the Proxy Solicitation. You shall promptly notify JANA in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims; provided, however, that any failure by you to notify JANA of any claim shall not relieve JANA of any liability which JANA may have to you except only to the extent that any such delay in giving or failure to give notice as required materially prejudices the defense of such claim. In addition, upon your delivery of notice with respect to any such claim, JANA shall promptly assume control of the defense of such claim with counsel chosen by JANA and shall advise you of the progress thereof and all significant actions proposed. JANA shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, JANA may not enter into any settlement of any such claim without your consent unless such settlement includes (i) no admission of liability or guilt by you, and (ii) an unconditional release of you from any and all liability or obligation in respect of such claim. If you are required to enforce the obligations of JANA in this Agreement in a court of competent jurisdiction, or to recover damages for breach of this Agreement, JANA will pay on your behalf, in advance, any and all expenses (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) actually and reasonably incurred by you in such action, regardless of whether you are ultimately determined to be entitled to such indemnification or advancement of expenses.
You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected, as a director of FRPT if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of FRPT. Accordingly, JANA is relying upon your agreement to serve on the Slate and, if elected, as a director of FRPT. In that regard, you may be supplied with a questionnaire (the “JANA Questionnaire”) in which you will provide JANA with information necessary for the Nominating Party to make appropriate disclosure to FRPT and to use in creating the proxy solicitation materials to be sent to stockholders of FRPT and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation. In the event that the Nominating Party files with the Securities and Exchange Commission any proxy solicitation materials, the Nominating Party agrees to provide you with an opportunity to comment on those sections of the proxy solicitation materials that relate to any personal information concerning you contained in such materials.
You agree that (i) upon request you will promptly complete, sign and return the JANA Questionnaire, (ii) your responses in the JANA Questionnaire will be true, complete and correct in all respects, and (iii) you will provide any additional information as may be reasonably requested by JANA. In addition, you agree that upon our request you will execute and return a separate instrument confirming that you consent to being nominated for election as a director of FRPT and, if elected, consent to serving as a director of FRPT. Upon being notified that you have been chosen, we and the Nominating Party may forward your consent and completed JANA Questionnaire (or summary thereof), to FRPT, and we and the Nominating Party may at any time, in our and their discretion, disclose the information contained therein, as well as the existence and contents of this Agreement. Furthermore, you understand that we may elect, at our expense, to conduct a background and reference check on you and you agree to complete and execute any necessary authorization forms or other documents required in connection therewith.

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You further agree that (i) you will treat confidentially all information relating to the Proxy Solicitation which is non-public, confidential or proprietary in nature; (ii) you will not issue, publish or otherwise make any public statement or any other form of communication relating to FRPT or the Proxy Solicitation without the prior approval of JANA; and (iii) you will not agree to serve, or agree to be nominated to stand for election by FRPT or any other stockholder of FRPT (other than JANA), as a director of FRPT without the prior approval of JANA.
In addition to the purchases of Shares required by the second paragraph above, you or your affiliates may invest in securities of FRPT. With respect to any such purchases during the term of this Agreement, (i) you agree to consult with JANA and provide necessary information so that we may comply with any applicable disclosure or other obligations which may result from such investment and (ii) JANA or its affiliates shall prepare and complete any required disclosures including all regulatory filings related thereto. With respect to any such purchases made pursuant to this paragraph you agree on behalf of yourself and your affiliates not to dispose of any such securities prior to the termination of this Agreement.
Each of us recognizes that should you be elected or appointed to the Board all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to FRPT and to the stockholders of FRPT and, as a result, that there is, and can be, no agreement between you and JANA that governs the decisions which you will make as a director of FRPT.
This Agreement shall automatically terminate on the earliest to occur of (i) the conclusion of the Annual Meeting, (ii) your election or appointment to the Board or (iii) the termination of the Proxy Solicitation, provided, however, that the first, second, third, your confidentiality obligations in the sixth, eighth, and tenth paragraphs of this Agreement shall survive such termination.
This Agreement sets forth the entire agreement between JANA and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by JANA and you. Any prior agreements with respect to this subject matter are hereby terminated. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

[Signature Page Follows]

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Agreed to as of the date both parties have signed:

JANA SPECIAL SITUATIONS MANAGEMENT, LP

By:
Name:
Title:
Date:

[NAME]

Date:

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EXHIBIT C

Joint Filing Agreement, dated September 22, 2022

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate.

Dated: September 22, 2022

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

/s/ Diane Dietz
DIANE DIETZ

/s/ James Lillie
JAMES LILLIE

/s/ Timothy R. McLevish
TIMOTHY R. MCLEVISH

/s/ Dwyane Wade
DWYANE WADE

/s/ Carsten Charles “CC” Sabathia, Jr.
CARSTEN CHARLES “CC” SABATHIA, JR.

/s/ Ginger Gorden
GINGER GORDEN